 The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

August 16, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Seamus O’Brien

Christina DiAngelo Fettig

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) The Trust’s Registration Statement on Form N-14, filed on June 25, 2024 File Numbers 333-280465; 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on July 16 and 22, 2024, relating to the Trust’s Registration Statement on Form N-14 filed June 25, 2024, regarding the reorganization (the “Reorganization”) of the Essential 40 Stock Fund, a series of the Trust (the “Target Fund”), into the Essential 40 Stock ETF, a series of the Trust (the “Acquiring Fund” and together with the Target Fund, the “Funds”). A revised pre-effective amendment (“Pre-Eff. No. 2”) to the Registration Statement reflecting these changes was filed contemporaneously with this correspondence. Defined terms used and not defined herein have the meanings given to them in the Registration Statement.

I.	Legal Examiner’s Comments

General

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

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b.	We note that portions of the registration statement are incomplete. Please fill in all bracketed language and any placeholders and refresh all tables of content prior to effectiveness.

c.	The Acquiring Fund ticker symbol is not present on EDGAR. Please confirm update of EDGAR with current ticker symbol.

d.	Per the N-14/A, please confirm the proposed date of acceleration/effectiveness.

Response #1

a.	The Registrant acknowledges the Staff’s comment and will address as requested.
b.	The Registrant acknowledges the Staff’s comment and will address as requested.
c.	The Registrant will confirm and update on EDGAR with the ticker symbol for the Acquiring Fund.
d.	The Registrant requests that Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on N-14 be accelerated so that it is effective on August 23, 2024, or as soon as practicable thereafter.

Questions and Answers

Comment #2

Under the “Questions and Answers” section on page ix of the Prospectus, under the question “Are there other benefits that I will experience as a shareholder of the Acquiring Fund?”, it is noted that “The Acquiring Fund will cost less to operate relative to the Target Fund. This is because there are expenses that the Target Fund incurs as part of its operations that the Acquiring Fund will not need to incur, including per-account transfer agency fees, shareholder servicing fees, state registration fees and certain custody-related expenses.” Please reconcile this with prior statements that the Funds have the same net expense ratio.

Response #2

The Registrant notes that the Acquiring Fund will have a lower gross net expense ratio and the same net expense ratio as the Target Fund. The Registrant revised the disclosure throughout the N-14 accordingly.

Comment #3

Regarding the same language noted in the previous comment, Class I shares of the Target Fund do not have shareholder servicing fees (no 12b-1 charges). Please reconcile disclosures.

Response #3

The Registrant has deleted the reference to shareholder servicing fees. Please also see the response to Comment #2 above.

Comment #4

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       Under the “Questions and Answers” section on page ix of the Prospectus, under the question “Who will pay the costs in connection with the Reorganization?”, it is noted that “for certain expenses… the Target Fund and the Acquiring Fund will first pay the costs associated with the Reorganization, but KKM will offset these costs through fee waivers or expense reimbursements.” Please disclose if KKM has the ability to recoup such waivers and the terms of such waivers.

Response #4

The Registrant has revised the disclosure to reflect that KKM will bear the costs of the Reorganization. Such costs will not be first borne by the Funds and, therefore, will not be reimbursed by KMM or subject to reimbursement.

Information Statement/Prospectus

Comment #5

The second paragraph on page 3 of the Prospectus addresses the Statement of Additional Information and notes that “this Statement of Additional Information also is incorporated herein by reference and is legally deemed to be part of this Information Statement/Prospectus. Please hyperlink documents that are incorporated by reference.

Response #5

The Registrant acknowledges the comment and will hyperlink documents that are incorporated by reference.

Summary

Comment #6

In the Summary section, under the answer to the question “Who will bear the costs associated with the Reorganization?”, please disclose what these costs are estimated to be.

Response #6

The Registrant expects the cost of the Reorganization to be approximately $100,00 and has updated the disclosure accordingly.

Comment #7

In regard to the “Acquiring Fund” column in the “Investment Strategies” table on pages 4-5 of the Prospectus, it is noted that “the Fund is an actively-managed exchange-traded fund (“ETF”) that normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in the common stocks of companies that comprise the Essential 40 Stock Index™ (the “Index”), which measures the investment return of the equity securities of forty blue-chip U.S companies.” Please confirm this disclosure language is contained in the Acquiring Fund’s Summary Prospectus and further confirm the filling and date such disclosure was added.

Response #7

The Registrant confirms that the referenced language is contained in the Acquiring Fund’s summary prospectus. Such language was added to the Acquiring Fund’s prospectus in

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Post-Effective Amendment No. 578 to the Trust’s Registration Statement on Form N-1A (333-174926) filed on August 16, 2024.

Comment #8

In the Summary section, under the answer to the question “How will the Reorganization affect my fees and expenses?”, it is noted that “following the Reorganization, the Acquiring Fund will have the same net expense ratio as Class I shares of the Target Fund.” Please disclose details regarding current Class A shares of the Target, if any. Additionally, please note if any class A shares are going to be converted into Class I immediately prior to the closing date. If previously inactive, please confirm supplementally the date on which the class A contract/shares went inactive.

Response #8

The Registrant confirms that outstanding Class A shares converted to Class I shares on November 1, 2017. Class A shares have not been offered since that date.

Comparison of Some Important Features of the Funds

Comment #9

In regard to the “Shareholder Fees” table on page 14 of the Prospectus, under the “Comparison of Some Important Features of the Funds” section, please explain supplementally why moving from an advisory fee with a conventional management fee to a unitary fee is not a materially different contract requiring shareholder approval under rule 17a-8.

Response #9

The Registrant confirms that the Acquiring Fund and Target Fund have the same fee structure – each has a conventional management fee. The Acquiring Fund will not have a unitary fee.

Comment #10

Footnote 2 of the same table noted in the previous comment states that “pursuant to an operating expense limitation agreement between KKM Financial LLC (the “Adviser”) and the Target Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Target Fund to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) for the Target Fund do not exceed 0.70% of the Fund’s average net assets for Class I shares through September 30, 2024.” Please explain supplementally the 71 basis points net expense ratio for both Funds.

Response #10

The Registrant notes that, as of the Target Fund’s May 31, 2024 fiscal year end, “other expenses” for the Target Fund are 55 basis points. Accordingly, the Registrant estimates that “other expenses” for the Acquiring Fund will be 50 basis points for its first fiscal year. The disclosure has been updated accordingly.

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Fees composing “other expenses” for the Target Fund and Acquiring Fund at current asset levels of the Target Fund are expected to be relatively the same for core accounting/fund administration, legal, audit, CCO, Trustee and registration fees.  The primary difference in fees between the Funds are lower TA fees for the Acquiring Fund vs. the Target Fund as the Acquiring Fund is not subject to blue sky expenses and individual shareholder account transaction charges. This is slightly offset in the Acquiring Fund by ETF specific charges covering exchange listing fees and basket services. Altogether, however, “other expenses” for the Acquiring Fund are anticpated to be 5 bps less than those of the Target Fund.

Information about the Reorganization

Comment #11

Under the “Information about the Reorganization Section”, the first bullet point on page 24 notes that “current shareholders of the Target Fund will be subject to the same net expense ratio in the Acquiring Fund. Following the Reorganization, the Acquiring Fund will have the same net expense ratio as the Target Fund.” Please also disclose that the Funds have the same gross expense ratios, waiver ratios, and that the ability to recoup is the same.

Response #11

The Registrant has revised the disclosure in response to the comment. See also response to Comment #2 above.

Comment #12

Under the “Information about the Reorganization Section”, the fourth bullet point on page 25 notes that “the costs of the Reorganization, as set forth in the Plan, will be borne by KKM”. This does not appear to be consistent with earlier statements that Shareholders bear the costs of which KKM provides fee reimbursement. Please clarify the disclosure.

Response #12

The Registrant confirms that KKM will bear the costs of the Reorganization and has revised the disclosure elsewhere in the Information Statement/Prospectus accordingly. Please also see the response to Comments #4 and #6 above.

Comment #13

Please confirm supplementally that the Registration Statement will not be sold on until after the merger is consummated.

Response #13

The Registrant confirms that the Acquiring Fund will not be sold pursuant to its prospectus until after the reorganization with the Target Fund has been consummated.

II.	Staff Accountant’s Comments

Shareholder Letter

Comment #1

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       With regard to the first item entitled “Same Net Expenses” on the list provided on page iii, please also compare gross expenses when comparing net expenses. Please also undertake to do this throughout the document wherever this or similar disclosures appear.

Response #1

The Registrant has revised the disclosure throughout the Registration Statement in response to the comment. See also the response to Legal Examiner Comment #2 above.

Comment #2

The second item entitled “Lower Cost of Operation” on the list provided on page iii notes that “[t]he Acquiring Fund will cost less to operate relative to the Target Fund.” This does not appear to be the case when looking at the comparative fee tables; the comparative fee tables are showing the same expenses. Please explain.

Response #2

The Registrant notes that gross expenses for Acquiring Fund will be less than those for the Target Fund while net expenses for the Acquiring Fund and Target Fund will be the same. The Registrant has updated the disclosure throughout the N-14 where appropriate. See also the response Legal Examiner Comments #2, #3 and #10 above.

Questions and Answers

Comment #3

The last Q&A on page viii, which addresses the question “will the fees and expenses of the Acquiring Fund be the same as the fees and expenses of the Target Fund?”, notes that the “Acquiring Fund will have the same net expense ratio as the Target Fund.” Please use “is expected to” rather than “will have” in this answer to be consistent with your earlier disclosures. Where comparing net expenses, please also compare gross expenses.

Response #3

The Registrant has revised the disclosure in response to the comment.

Comment #4

Regarding the last Q&A on page x which addresses the question “who will pay the costs in connection with the reorganization”, please disclose if this is the allocation of costs whether or not the reorganization is consummated.

Response #4

The Registrant notes that the Adviser will bear the costs of the Reorganization whether or not it is consummated. The disclosure has been updated accordingly.

Information Statement/Prospectus

Comment #5

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       With regard to the hyperlinked annual and semi-annual report to shareholders, please keep timing in mind as the November 30, 2023 financials go stale on August 1, 2024.

Response #5

The Registrant is filing after August 1, 2024, and, therefore, has incorporated the Target Fund’s audited financial statements as of May 31, 2024, as contained in its annual report to shareholders dated May 31, 2024, filed on Aug. 7, 2024.

Comparison of Some Important Features of the Funds

Comment #6

The disclosure immediately following the first chart on page 14 shows calendar year-to-date returns through March 31, 2024. Since a delaying amendment has been filed and since it is now past June 30, 2024, please update this disclosure from March 31, 2024 to June 30, 2024.

Response #6

The Registrant has updated the disclosure in response to the comment.

Comment #7

The language in the last paragraph at the bottom of page 14 notes that the following fees and expenses are as of May 31, 2024. Please confirm if this is accurate since the fee tables correspond to the May 31, 2023 amounts. Also, please keep timing in mind since the fee tables may need to be updated if the 2024 financial statements have been filed before being declared effective. Alternatively, if those fees are as of May 31, 2023, please update the narrative and then confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response #7

The Registrant has updated the fee table in response to the comment and to reflect numbers for the Target Fund’s May 31, 2024 fiscal year.

Comment #8

For the fee table on page 15, please confirm that the pro-forma fees will agree to the 485B Prospectus that will eventually be filed for the acquiring ETF.

Response #8

The Registrant confirms that the pro forma fees for the Acquiring Fund contained in the N-14 agree with the fee table in the Acquiring Fund’s prospectus filed in Post-Effective Amendment No. 578 to the Trust’s Registration Statement on Form N-1A (333-174926) filed on August 16, 2024.

Comment #9

The very last sentence on page 14 which carries over to page 15 notes that “the fee tables do not reflect the costs associated with the Reorganization.” Please disclose the total estimated cost in dollars and basis points.

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Response #9

The Registrant has added disclosure as requested. However, as the costs of the Reorganization are being borne by the Adviser, we do not believe it is necessary to disclose the amount in basis points. Please see the revised disclosure below:

The tables show the pro forma expenses of the Acquiring Fund after giving effect to the Reorganization, based on pro forma net assets as of May 31, 2024, as if the Reorganization were in effect for the applicable 12-month period. The fee tables do not reflect the costs associated with the Reorganization which are being borne by the Adviser, whether or not the Reorganization is consummated, and not by the Funds. The costs of the Reorganization are estimated to be approximately $100,000. There is no separate pro forma combined column because the Acquiring Fund pro forma tables show the fees and expenses that will apply going forward; the Acquiring Fund is not operational and does not currently have investment assets. Pro forma numbers are estimated in good faith and are hypothetical. Pro forma numbers do not reflect any potential liquidation of shareholders associated with the Reorganization or cash paid in lieu of fractional Acquiring Fund shares. Actual expenses may vary significantly.

Comment #10

Regarding the ability of the Adviser to capture previously waived expenses, please disclose whether the expenses subject to recapture in the Target Fund will be carried over to the Merged Fund.

Response #10

The Registrant confirms that the Adviser will be able to recapture previously waived expenses in the Target Fund and has updated the disclosure accordingly.

Comment #11

The first sentence at the top of page 17 under the subsection “What are the Funds’ pricing and valuation arrangements?” notes that “The Target Fund and the Acquiring Fund have substantially similar procedures for valuing their portfolio securities.” Since this is a shell merger, please explain why it is “substantially similar” and not “the same”.

Response #11

The Registrant confirms that the valuation procedures for each Fund’s portfolio securities are identical and it has updated the disclosure accordingly.

Information about the Reorganization

Comment #12

The third to last bullet point towards the bottom of page 24 states that “The fact that there are no differences in investment objective, investment restrictions or portfolio management and substantially similar principal investment strategies and principal risks between the Target Fund and the Acquiring Fund, with the exception of ETF-specific risks.” Earlier in the N-14, there is disclosure that the Target and Acquiring Funds have identical investment strategies. As such, please revise “substantially similar” to “same” for consistency with earlier disclosures.

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Response #12

The Registrant has revised the disclosure in response to the comment.

Comment #13

The first bullet point on page 25 notes that “The fact that KKM has agreed to waive a portion of its management fee for the Acquiring Fund to the extent necessary to ensure that the advisory fee payable by the Acquiring Fund is not more than the advisory fee that would have been payable by the Target Fund if the Reorganization had not occurred.” In this case, do they not have the same management fee? Please further expand on this point.

Response #13

The Registrant confirms that the management fees are identical for each Fund and has revised the disclosure to address expense caps agreed to by KKM.

Comment #14

The fourth bullet point on page 25 notes that “the costs of the Reorganization, as set forth in the Plan, will be borne by KKM.” Please clarify that the cost will be borne by KKM through the expense limitation agreements that are in effect.

Response #14

The Registrant has revised the disclosure accordingly.

Comment #15

On page 27, the last sentence under the subsection “Who will pay the expenses of the Reorganization” notes that “Management estimates that the Funds will not incur any transaction costs associated with the Reorganization.” We assume this is getting at transactions costs related to repositioning. If so, please clarify that disclosure there and note that there are no repositions in connection with the reorganization.

Response #15

The Registrant confirms that there will be no repositioning in connection with the Reorganization and has clarified the disclosure accordingly.

Capital Structure and Shareholder Rights

Comment #16

One page 30, below footnote 4 to the table above, we note the following text “ser^”. Please confirm if this is a typo, and if so, please revise.

Response #16

The Registrant has corrected the typographical error.

Financial Highlights

Comment #17

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       The first sentence under the subsection “Financial Highlights” on page 36 notes that “The financial highlights are intended to help you understand each Fund’s financial performance for the past five years or, if shorter, the period of that Fund’s operations, as indicated by the table.” Please consider whether the reference to “each Fund’s” should be updated since there is only one set of financial highlights below.

Response #17

The Registrant has revised the disclosure in response to the comment.

Comment #18

The fourth paragraph under the subsection “Financial Highlights” on page 36 notes that “Further information about the Target Fund’s performance is contained in the Annual Report and Semi-annual Report each of which is incorporated by reference into this Information Statement/Prospectus.” Please include hyperlinks for reports.

Response #18

The Registrant has included hyperlinks as requested.

Statement of Additional Information

Supplemental Financial Information

Comment #19

The second paragraph under the “Supplemental Financial Information” on page 2 of the “Contents of the SAI” section notes that “notwithstanding the foregoing, changes may be made to the Target Fund in advance of the Reorganization and/or the Acquiring Fund following the Reorganization”. Please disclose whether this is in the normal course of business and not directly related to the reorganization. Please add the phrase “in the normal course of business” if applicable.

Response #19

The Registrant has added “in the normal course of business” to the disclosure.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

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